August 21, 2024

Javier Alvarez-Cienfuegos
Corporate Counsel
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
Calle Azul, 4
28050 Madrid
Spain

       Re: BANCO BILBAO VIZCAYA ARGENTARIA, S.A.
           Form F-4 filed July 31, 2024
           File No. 333-281111
Dear Javier Alvarez-Cienfuegos:

     We have conducted a limited review of your registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-4 filed July 31, 2024
Cautionary Statement Regarding Forward-Looking Statements, page 15

1. We note the reference to the Private Securities Litigation Reform Act of 1995 in the first paragraph on page 15. Please note that the safe harbor provisions for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act of 1933
       and Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please revise accordingly.
The completion of the exchange offer is not conditional on the obtainment of certain antitrust and regulatory approvals, page 29

2. Revise this section to address in appropriate detail, the risks to shareholders of Banco
       Sabadell of owning shares of BBVA in the event that the merger of the subsidiary institutions are not completed due to the lack of regulatory approval. To the extent that a
 August 21, 2024
Page 2

       regulatory body that must provide approval in order to complete the merger of material business units, or the holding company acquisition, has indicated that it does not intend to support the transaction, discuss those indications and the risks that failure to obtain that approval might have on your ability to realize your expected synergies. BBVA may fail to fully realize the expected benefits and synergies of completing the exchange offer., page 35

3. This risk factor appears to discuss several related risks, including the risks associated with realizing the synergies of the merger due to operational risks, risks related to the ability to complete the acquisition of the holding company, and risks due to the inability to complete the merger of the banking subsidiaries. Revise this section to address each of these risks separately, under appropriately descriptive headings.
4. Reference is made to the last sentence of the first full paragraph on page 36. Please disclose the basis of BBVA's belief "that it will be able to capture the majority of the cost synergies if the intended merger is not consummated for any reason compared to a scenario where the intended merger is consummated..." In addition, clarify how this paragraph is consistent with the last sentence of the carryover paragraph at the top of page
       35.
BBVA's Interest in Banco Sabadell, page 52

5.     We note the disclosure on page 52 that during the past 12 months neither BBVA...nor
       any of the companies within its group...have carried out or agreed to carry out on its own account transactions involving shares of Banco Sabadell or securities giving the right to
       subscribe or acquire shares of Banco Sabadell.    In your response
letter, please explain
       how this statement is consistent with the scope of the ordinary course trading activities covered in your exemptive request letter, granted on May 29, 2024.
6. We note the description of the guidelines that the CNMV has given BBVA regarding undertaking certain transactions with clients in the ordinary course of business and that
       such guidelines are    generally in line with certain exemptive relief
granted to BBVA by
       the SEC on May 29, 2024.    Please revise to separately describe the
exemptive relief
       granted by the SEC on May 29, 2024 in greater detail, including a brief description of
       Rule 14e-5 of the Exchange Act and the scope of the trading activities covered by the exemptive relief. Please also revise related disclosure found on page
115.
7. See comment 6 above. We note that the exemptive relief granted by the SEC on May 29,
       2024 was conditioned upon the offer document    prominently [disclosing]
the intention of
       the Prospective Purchasers to conduct the Trading Activities    (see
page 10 of the
       incoming exemptive relief letter). If BBVA continues to rely on this exemptive relief,
       please revise to prominently disclosure BBVA   s intention to conduct
such trading
       activities, or otherwise advise.
Conditions to Completion of the Exchange Offer, page 91

8. It is unclear what is meant by the following language in the first sentence of this section:
          the exchange offer is subject to the fulfillment of the following conditions for the
       effectiveness of the exchange offer       Please revise to state which
offer conditions will
       prevent the consummation of this exchange offer. In addition, clarify that all offer
 August 21, 2024
Page 3

       conditions, other than regulatory approvals necessary for the consummation of the offer, must be satisfied or waived as of the expiration of the offer.
9. We note that the third offer condition listed on page 91 indicates that the exchange offer is conditioned on approval by the Spanish antitrust authorities. However, disclosure under
       the heading    Antitrust Authorizations    on page 92 suggests that BBVA
may waive this
       condition if Spanish antitrust authorities    have not given their
express or tacit
       authorization to the exchange offer.    Please revise your disclosure to
explain BBVA   s
       plans if Spanish antitrust authorities decide to (i) object to the economic concentration resulting from the exchange offer or (ii) condition their approval on the disposal of a
       material portion of Banco Sabadell   s assets, following the expiration
of the exchange
       offer.
10. See our last comment above. For the fourth offer condition listed on page 91, please provide the same expanded disclosure for the antitrust approvals required from the British antitrust authorities with respect to the acquisition of Banco Sabadell s UK banking subsidiary.
11. See comment 9 above. We note that most of the antitrust and regulatory approvals and authorizations required in connection with the exchange offer, described from page 92 to page 94, are not conditions to the exchange offer. Additionally, a lack of such approvals could lead to the adverse consequences disclosed in the fourth paragraph on page 32.
       Please revise your disclosure to explain BBVA   s plans if such
approvals and
       authorizations are not received or are conditioned on the disposal of a material portion of
       Banco Sabadell   s assets.
12.    We note disclosure on page 114 under the subheading    Planned Corporate
Restructuring
       Transactions of Any Kind    to the effect that if the conditions to this
exchange offer are
       satisfied, BBVA intends to pursue a merger of absorption with Banco Sabadell regardless of the percentage of Banco Sabadell shares acquired through the exchange offer. Such
       disclosure indicates that    there should not be any reason why the
intended merger could
       not be consummated following the acquisition of control of Banco
Sabadell.    However,
       you also state that this intended merger must be approved by the Spanish Ministry of
       Economy, Trade, and Enterprise. Given that the Spanish Minister of Economy, Trade, and
       Business, Carlos Cuerpo, has made public remarks suggesting that he does not approve of
       BBVA merging with Banco Sabadell, please expand your disclosure to explain how you
       determined that    the scenario of not being able to consummate the
intended merger is
       very remote.    Your expanded disclosure should specifically note the
opposition that the
       Minister has expressed regarding the merger, and why you believe it will not prevent approval. Please also revise similar disclosure found on page 7 and page 25.
BBVA ADSs, page 98

13. Please expand the disclosure here to discuss any fees associated with depositing BBVA shares received in the offer with the depositary for conversion into ADSs and how long this process may take.
Squeeze-out and Merger, page 110

14. Refer to the third paragraph in this section on page 110 of the prospectus. It appears from this disclosure that BBVA is not obligated to conduct a second-step merger and that the
 August 21, 2024
Page 4

       exchange ratio in any subsequent merger may not be the same as the current exchange ratio. For example, you state that the exchange ratio in the second-step merger will be equivalent, as far as possible, to the consideration offered in the exchange offer, subject to market conditions or any other relevant circumstances making it inadvisable to carry
       out such merger process or on such terms.    In addition, the disclosure
in the same
       paragraph indicates that the exchange ratio in the second-step merger must be validated in due course by an independent expert appointed for such purpose by the relevant
       commercial registry       Revise here and wherever you discuss the
second-step merger
       throughout the prospectus to clarify that:

                BBVA is not obligated to consummate the merger or to consummate it on the same terms as the exchange offer;
                BBVA may face impediments in consummating a second-step merger (see the comment below); and
                the exchange ratio in a second-step merger may be different and must be validated by an independent expert.

       In addition, revise to identify the relevant    commercial registry
that will appoint such
       expert and the process by which it will validate the exchange ratio used in the merger.

15. It appears from the first bullet point on page 110 that the second-step merger cannot occur without the cooperation of Banco Sabadell, which must enter into a joint plan of merger with BBVA. If the exchange offer is consummated at a level below the 90% needed to effect a compulsory acquisition, explain what will occur if Banco Sabadell does not agree to enter into a joint plan of merger with BBVA, or explain specifically why you believe this is not likely to happen if you are able to consummate the exchange offer.
General

16. Please amend the cover page of your Form F-4 to check the box indicating that you are
       relying on Exchange Act Rule 14d-1(d) (   Tier II   ) in connection with
the exchange offer.
17.    Disclosure on page 110 of the prospectus under    Squeeze-out and Merger
   raises the
       possibility (confirmed in a call with your counsel) that BBVA may attempt to waive or reduce the minimum acceptance condition in the offer. Consummating the exchange offer at a participation level below the current 50.01% would appear to constitute a material change requiring significant changes to the existing disclosure to explain the effects of taking a minority stake in Banco Sabadell, including but not limited to, changes to the pro forma financial statements included in the prospectus. In addition, and as discussed with your counsel, the guidance provided in Section II.C.5 of Exchange Act Release No. 58597
       (September 19, 2008) is not available where a bidder seeks to reduce to the minimum tender condition below a majority. In your response letter, please explain your plans with respect to reducing the minimum acceptance condition in the exchange offer.
18. See comment 17 above. If BBVA may waive or reduce the 50.01% minimum acceptance condition, please revise your disclosure in the sections entitled Certain Consequences of
       the Exchange Offer    starting on page 109 and    Plans for Banco
Sabadell after the
       Exchange Offer    starting on page 112 to explain what this will mean
for shareholders,
 August 21, 2024
Page 5

       including but not limited to, BBVA   s ability and plans to otherwise
acquire shares not
       tendered in the exchange offer. If Banco Sabadell may continue to exist as a separate legal entity after the exchange offer, explain the impact to non-tendering shareholders under
       Spanish law.
19. On the cover page and throughout the prospectus, you state that if Banco Sabadell or
       BBVA makes a distribution to its shareholders while the exchange offer is pending, the exchange ratio may be adjusted accordingly. If you adjust the offer price, BBVA may be required to extend the offer under Rule 14e-1(b) of the Exchange Act; however, your disclosure indicates that Spanish law will not permit the acceptance period in the offer to extend beyond 70 calendar days. Please advise, with a view towards enhanced disclosure, what BBVA will do if Banco Sabadell makes a distribution during the last ten business days of the offer period, which would require an extension beyond the 70 calendar day limit imposed by Spanish law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please Shane Callaghan at 202-551-6977 in the Office of Mergers and Acquisitions, Todd
Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance